Exhibit 99.1

Dear Shareholders:

I am honored to write to you for the first time as Cellebrite’s Chief Executive Officer. I joined Cellebrite in May because I believed there was a significant opportunity to build on this company’s leadership in digital forensics and help shape the future of investigations and intelligence. In the months since, that conviction has only grown.

I have spent much of my time listening to our customers, employees, partners, and shareholders. I have seen the depth of our technology, the trust we have earned with customers around the world, and the commitment of our people. Most importantly, I have gained an even deeper appreciation for the impact of our mission.

Behind the technology we build is a family waiting for answers, an investigator trying to stop the next crime, a victim seeking justice, or a nation working to protect its citizens. That is what makes Cellebrite special. Our products are technology, but the outcomes they enable are deeply human.

I stepped into the CEO role in mid-August with great respect for what this Company has accomplished. Cellebrite enters its next chapter from a position of strength, with leading technology, deep customer relationships, a highly recurring and cash-generative business model, and a mission that has never been more relevant.

At the same time, I believe there is substantially more we can achieve.

2025 Financial Performance

Cellebrite delivered record financial results in 2025 while continuing to invest in the long-term growth of our business.

●	Annual recurring revenue grew 21% to $480.8 million, reflecting continued expansion across our installed customer base.

●	Total revenue increased 19% to $475.7 million, driven by subscription revenue growth of 21%.

●	We achieved this growth despite significant headwinds in our U.S. Federal business stemming largely from leadership, administrative and spending changes within the agencies we serve.

●	We also continued to demonstrate strong operating discipline. Adjusted EBITDA increased to $127.6 million, representing a 26.8% margin compared with 24.8% in 2024.

●	Free cash flow reached $160.3 million, representing approximately 34% of revenue and demonstrating the strong cash-generating characteristics of our business.

Taken together, our 21% ARR growth and approximately 34% free cash flow margin resulted in Rule of 55 performance, above our committed Rule of 45 to 50 range. These results give us a strong foundation from which to invest in Cellebrite’s future.

See Appendix A to this Shareholder Letter for the definition of Annual Recurring Revenue and a reconciliation of adjusted EBITDA to GAAP net income.

The Opportunity Ahead

The nature of investigations is changing rapidly. Digital evidence is expanding across more devices, applications, and environments. The volume of data available to investigators continues to grow, while the time available to make sense of it often does not. At the same time, artificial intelligence (AI) is creating the potential to dramatically improve how investigators analyze information, connect disparate evidence, and move from data to insight.

Cellebrite sits at the intersection of these changes. Our vision is to become the trusted investigation intelligence platform that transforms digital data from any device, source or environment into defensible evidence, mission-ready intelligence and action. This represents an important evolution for Cellebrite. We will continue to strengthen our leadership in digital forensics while expanding across the investigative lifecycle. We want to help our customers access critical data, understand what matters, connect information across sources, and move more quickly from evidence to insight and ultimately to action. Our differentiation comes from combining forensic-grade data, deep investigative workflows, domain expertise, and AI in environments where trust, security and defensibility matter.

This is a much larger opportunity than any individual product. To strengthen our platform, we are accelerating investment to expand the types of digital data we can access and the investigative workflows we can serve. This is exemplified by our acquisitions of Corellium in late 20251 and SCG in early 2026, as well as by the launches of Guardian Investigate and Genesis, our agentic AI solution. Over time, we intend to leverage and connect these capabilities more deeply into our platform to address the challenges facing our customers.

Our strategy is straightforward. We will strengthen our core digital forensics franchise, use cloud and AI to expand across the investigative lifecycle, deepen our position in global law enforcement, and pursue significant opportunities within U.S. Federal, Defense & Intelligence and the private sector.

We will do this with a clear focus on where we believe Cellebrite has the greatest right to win and where our investments can create durable long-term value.

Execution and Accountability

While I am confident in Cellebrite’s long-term opportunity, I also want to be clear about our near-term performance thus far into 2026. More specifically, our second-quarter ARR results did not meet our expectations.

We experienced longer sales cycles, including additional administrative and procurement requirements within certain government opportunities and greater complexity associated with larger strategic cloud and AI opportunities. We also saw less expansion from Inseyets conversions than we anticipated, particularly within U.S. state and local government.

As a result, we lowered our full-year ARR and revenue outlook while raising our adjusted EBITDA target.

Resetting expectations was the most responsible thing to do. More importantly, we are acting. We are sharpening our sales execution, increasing accountability across the organization, improving how teams work together, focusing our resources on the opportunities where we have the highest conviction, and continuing to invest in the products we believe can drive durable long-term growth.

We will have to make choices about where we invest and where we do not. We will make those choices based on customer impact, strategic importance, expected return, and the ability to create long-term shareholder value. Our objective is to build a company that can consistently deliver attractive topline growth, strong profitability, and exceptional free cash flow generation over many years.

[1]	Remains subject to CFIUS review.

Our People

During my first several months at Cellebrite, I have spent a great deal of time with our people around the world. I have found a team with deep expertise, extraordinary commitment to our customers, and genuine pride in the work we do. One of my most important responsibilities as CEO is to create an environment where our people can do the best work of their careers. I want Cellebrite to be a company that values agency, urgency and mastery. We need people who take ownership, move with purpose, continue to deepen their expertise and work across organizational boundaries to solve problems for our customers.

AI will also change how we operate as a company. We intend to embrace that change, using AI to help our people move faster, make better decisions and spend more of their time on the work where judgment, creativity and expertise matter most.

I want to thank every Cellebrite employee for the energy and commitment they bring to our mission every day.

I also want to recognize Tom Hogan for his extensive contributions to Cellebrite. In the time we worked together, I saw firsthand his commitment to the company, our customers and our people. Under his leadership, Cellebrite grew significantly, broadened its strategy, and strengthened its position at the center of digital investigations around the world. I am grateful that Tom will remain an advisor during this transition.

I would also like to thank Ronnen Armon, who retired in July after nearly six years leading our Products and Technology organization, for his many contributions to Cellebrite.

Corporate Governance

In connection with my appointment as CEO, I have also joined Cellebrite’s Board of Directors.

Our Board remains focused on governing Cellebrite with integrity, accountability and a commitment to sustainable long-term value creation. The Board continues to actively oversee the Company’s strategy, executive compensation practices, risk management, and the responsible and ethical use of our technology.

Trust is fundamental to Cellebrite. Our customers must trust our technology and how it is developed. The communities our customers serve must have confidence in how that technology is used. Our shareholders must trust that we will operate with discipline and integrity.

As detailed in our Proxy Statement, Michael D. Capellas, who has served as our Lead Independent Director since January 2025, has decided not to stand for re-election at the Annual General Meeting. We thank Michael for his service and contributions to Cellebrite.

Your Vote Matters

As outlined in greater detail in the Proxy Statement, four proposals will be voted upon at the 2026 Annual General Meeting of Shareholders.

Our Board believes each proposal is in the best interests of Cellebrite and our shareholders and recommends that shareholders vote in accordance with the recommendations set forth in the Proxy Statement.

Regardless of how many shares you own or whether you plan to attend the Annual General Meeting, I encourage you to vote.

Building Cellebrite’s Next Chapter

For more than two decades, Cellebrite has earned the trust of customers working on some of the world’s most consequential investigations and missions. The need for what we do is growing. Digital data continues to proliferate. The threats our customers face are becoming more sophisticated. AI is changing both the nature of those threats and the tools available to address them.

Our opportunity is to ensure that Cellebrite remains the company customers trust when the stakes are highest, while expanding from our leadership in digital forensics into the broader investigation intelligence platform that we believe the market increasingly needs. That is the company I believe Cellebrite is becoming. We are building for the long term, but long-term ambition must be matched by performance today.

My commitment to you is straightforward. We will confront issues early and communicate them directly. We will stay close to our customers. We will allocate capital and resources thoughtfully. We will set ambitious but achievable goals. Most importantly, we will work every day to earn your confidence through consistent execution and results. The opportunity in front of Cellebrite is significant, and the mission matters deeply to me.

We know where we are going. Now we have to execute. I look forward to sharing our progress with you in the quarters and years ahead. Thank you for your continued support and confidence in Cellebrite.

Sincerely,

/s/ Shiven Ramji
Chief Executive Officer

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

Dear Shareholder,

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend an Annual General Meeting (the “Meeting”) of the shareholders of Cellebrite DI Ltd. (the “Company”), to be held at 16:00, Israel time, on Thursday, September 24, 2026, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel.

The Meeting is being called for the following purposes:

1.

To approve the re-election of Brandon Van Buren and Ryusuke Utsumi as Class II Directors of the board of directors of the Company (the “Board”), to hold office until the close of the annual meeting of the Company in 2029, and until their respective successors are duly elected and qualified;

2.	To approve the compensation package of Mr. Shiven Ramji, as our Chief Executive Officer;

3.	To approve the Company’s compensation policy for officers and directors; and

4.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the audit committee of the Board (the “Audit Committee”), to determine the auditor’s remuneration.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety. At present, there is no other business to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposals No. 1 through 4.

The approval of Proposals No. 2 and 3 is also subject to the fulfillment of one of the following additional voting requirements under the Companies Law: (i) the majority of the ordinary shares, par value of NIS 0.00001 per share (the “Shares”) that are voted at the Meeting in favor of the Proposal/s, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company. For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company; or (ii) the right to appoint directors of a company or its chief executive officer.

For the purpose of Proposals No. 2 and 3 the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, with respect to Proposals No. 2 and No. 3, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the proxy card or voting instruction form, or via telephone or internet voting, will be deemed to have confirmed that such shareholder is not an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special voting requirements under Proposals No. 2 and 3), please notify Ms. Holly B. Windham, Adv., General Counsel and Chief Compliance Officer, and Mr. Roei Gamadi, Adv., Director, Corporate Counsel, at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, telephone: +972-73-3948000, or by email (holly.windham@cellebrite.com and roei.gamadi@cellebrite.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The shareholders’ vote with respect to the approval of Proposals No. 2 and 3 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

In connection with Proposal No. 3, the Companies Law allows the Board to approve the resolutions included in such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in the circumstances prescribed by the Companies Law, and subject to the conditions set forth therein, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 3.

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”). Under the Companies Law and regulations promulgated thereunder, any shareholder who holds at least 1% of the Company's outstanding voting rights is entitled to request that the Board include a proposal to be voted on by the Company's shareholders, provided that such proposal is appropriate for consideration by shareholders at such meeting. Notwithstanding the aforementioned, under the Companies Law, only shareholders holding at least 5% of the Company's outstanding ordinary shares are entitled to request that the Board include at the Meeting a proposal related to the election or removal of a director from the Board. Such proposals shall be sent to the Company’s offices, c/o Holly B. Windham, Adv., General Counsel and Chief Compliance Officer and Roei Gamadi, Adv., Director, Corporate Counsel, at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, no later than August 25, 2026. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting no later than September 1, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Only shareholders of record at the close of business on August 25, 2026, the record date for the Meeting, are entitled to notice of and to vote at the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted, either by your returning a later-dated proxy card or by your voting your Shares in person at the Meeting.

Joint holders of the Company’s Shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any Share who votes such Share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such Share. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote Shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

A proxy statement describing the matter to be voted upon at the Meeting, along with a proxy card enabling the shareholders to indicate their vote on the matter, will be mailed on or about August 28, 2026, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the SEC under cover of Form 6-K and will be available on the Company’s website under the “Investors” section, https://investors.cellebrite.com and can be located within the Annual & Special Meetings subsection under Events (https://investors.cellebrite.com/annual-special-meetings), and on the SEC’s website at www.sec.gov, or at the Company’s headquarters at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, upon prior notice and during regular working hours (telephone number: +972-73-3948000) until the date of the Meeting. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on September 23, 2026, or to our offices no later than 8:00 a.m. (Israel time) on September 24, 2026. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker, or other record holder, must either direct the record holder of their shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with proof from such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your Shares.

The Company’s Board of Directors recommends a vote “FOR” the matters set forth in the notice.

Regardless of whether you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the accompanying Proxy Statement, please vote over the Internet in accordance with the instructions on your proxy card, or vote by telephone or vote by signing, dating and mailing the enclosed proxy card in the envelope provided.

We look forward to seeing you at the Meeting.

By Order of the Board of Directors

Adam H. Clammer,
Chairman of the Board of Directors

Petah Tikva, Israel

August 18, 2026

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

PROXY STATEMENT

This Proxy Statement, Notice of Annual General Meeting of Shareholders, and the related proxy card are being furnished to the holders of ordinary shares, par value of NIS 0.00001 per share (the “Shares”), of Cellebrite DI Ltd. (the “Company”) in connection with the solicitation of proxies on behalf of the Board of Directors of the Company (the “Board”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 16:00, Israel time, on Thursday, September 24, 2026 at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.

To approve the re-election of Brandon Van Buren and Ryusuke Utsumi as Class II Directors of the board of directors of the Company (the “Board”), to hold office until the close of the annual meeting of the Company in 2029, and until their respective successors are duly elected and qualified;

2.	To approve the compensation package of Mr. Shiven Ramji, as our Chief Executive Officer;

3.	To approve the Company’s compensation policy for officers and directors; and

4.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the audit committee of the Board (the “Audit Committee”), to determine the auditor’s remuneration.

Record Date

Only shareholders of record at the close of business on August 25, 2026, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to vote via the Internet, telephonically or by completing, dating, and signing the enclosed proxy card and returning it promptly in the pre-addressed envelope provided. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Quorum

Pursuant to our amended and restated articles of association (the “Articles”), the quorum required for general meetings (including the Meeting) of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding not less than 25% of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time, or place as indicated by our Board if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our Articles, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. “Broker non-votes” will not count as present and entitled, including for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients typically have authority to vote only on “routine” proposals when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the Shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the agenda for the Meeting that may be considered routine is Proposal No. 4 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2026; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. If you hold your Shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your Shares on any non-routine proposal and possibly routine proposals as noted above, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for all proposals.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on the proposal in person or by proxy at the Meeting (excluding abstentions and broker non-votes) is necessary for the approval of Proposals No. 1 – 4.

The approval of Proposals No. 2 and 3 is also subject to the fulfillment of one of the following additional voting requirements under the Companies Law: (i) the majority of the ordinary shares, par value of NIS 0.00001 per share (the “Shares”) that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company. For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company; or (ii) the right to appoint directors of a company or its chief executive officer.

For the purpose of Proposals No. 2 and 3 the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, with respect to Proposals No. 2 and No. 3, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the proxy card or voting instruction form, or via telephone or internet voting, will be deemed to have confirmed that such shareholder is not an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special voting requirements under Proposals No. 2 and 3), please notify Ms. Holly B. Windham, Adv., General Counsel and Chief Compliance Officer and Mr. Roei Gamadi, Adv., Director, Corporate Counsel, at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, telephone: +972-73-3948000, or by email (holly.windham@cellebrite.com and roei.gamadi@cellebrite.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The shareholders’ vote with respect to the approval of Proposals No. 2 and 3 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

In connection with Proposal No. 3, the Companies Law allows the Board to approve the resolutions included in such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in the circumstances prescribed by the Companies Law, and subject to the conditions set forth therein, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 3.

Voting Procedures

You may vote in any of the manners below:

●	By Internet- If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone- If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail- If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

You may also vote in person at the Meeting. However, if you hold your Shares in “street name”, you are not a shareholder of record, which will require you to first obtain a “legal proxy” from the bank, broker, or nominee that holds your Shares in order to gain the right to vote the Shares at the Meeting.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC., you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on September 23, 2026.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting, provided such shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Meeting Agenda

In accordance with the Companies Law, any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law and regulations promulgated thereunder, any shareholder who holds at least 1% of the Company's outstanding voting rights is entitled to request that the Board include a proposal to be voted on by the Company's shareholders, provided that such proposal is appropriate for consideration by shareholders at such meeting. Notwithstanding the aforementioned, under the Companies Law, only shareholders holding at least 5% of the Company's outstanding voting rights are entitled to request that the Board include at the Meeting a proposal related to the election or removal of a director from the Board. Such proposals, shall be sent to the Company’s offices, c/o Holly B. Windham, Adv., General Counsel and Chief Compliance Officer and Mr. Roei Gamadi, Adv., Director, Corporate Counsel, at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, no later than August 25, 2026. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting no later than September 1, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel. The final voting results are based on the information provided to the Company by Broadridge Financial Solutions (“Broadridge”) or otherwise, and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

Management and the Board are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders by or about August 28, 2026 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to Broadridge no later than 11:59 p.m. ET on September 23, 2026, or to our offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel - to the attention of Ms. Holly B. Windham Adv., General Counsel and Chief Compliance Officer of the Company and to Mr. Roei Gamadi, Adv., Director, Corporate Counsel - no later than 8:00 a.m. (Israel time) on September 24, 2026. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the Proxy Statement, Notice of Annual General Meeting of Shareholders, and the related proxy card are available within the “Investors” section of the Company’s website, https://investors.cellebrite.com, and can be located within the Annual & Special Meetings subsection under Events (https://investors.cellebrite.com/annual-special-meetings). The contents of that website are not a part of this Proxy Statement.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements in this Proxy Statement may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding Cellebrite, or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “will,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Proxy Statement may include, for example, statements about Cellebrite’s strategic and business plans, relationships or outlook, the impact of trends on and interest in its business, intellectual property or product, and its future results. The statements we make regarding the following matters are forward-looking by their nature.

The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, performance or achievements expressed or implied by the forward-looking statements. These important factors include, among others, the items in the following list, which also summarizes some of our most principal risks:

●	risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards, with respect to software, artificial intelligence (“AI”), or device access, to adapt to changing market potential within our markets and to successfully launch new solutions and add-ons that meet or exceed customer needs;

●	risks associated with our material dependence on the acceptance of our solutions by domestic and international law enforcement and government agencies;

●	risks associated with real or perceived errors, failures, defects or bugs in our solutions;

●	risks associated with our licensing of technology from third parties, including our dependence on maintaining those licenses or seeking alternative solutions;

●	risks associated with our failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating, and retaining personnel;

●	risks due to intense competition in all of our markets, including risks associated with pricing pressures from and loss of market share to competitors with greater resources than we have and increasing competition as a result of consolidation in the industry;

●	risks associated with the misuse of our solutions by our customers which may achieve suboptimal results or be perceived as incompatible with human rights;

●	risks relating to our ability to properly manage our growth as a business, and execute new offerings, developments and strategic opportunities, including joint ventures, partnerships and acquisitions;

●	risks related to our dependence on our customers to renew their subscriptions and purchase additional subscriptions or services from us;

●	risks related to conducting a low volume of our business via e-commerce;

●	risks associated with the use of artificial intelligence in our digital investigation platform;

●	risks that financing sources may be unavailable to us on reasonable terms or at all;

●	risks associated with our reliance on third-party suppliers for certain components, products, or services, including risks related to the availability of raw materials or components;

●	challenges associated with large transactions, including with respect to longer sales cycles, as well as with developing, offering, implementing, and maintaining new solutions;

●	risk of security vulnerabilities or defects, including cyber-attacks, information technology system breaches, failures or disruptions which are critical to our operations and maintaining the trust and confidence of our customers;

●	risks associated with political and reputational factors related to our business or operations, such as negative publicity, including with respect to the nature of our solutions;

●	risks associated with our ability to obtain CFIUS approval for the acquisition of Corellium and with our ongoing compliance with national security agreements entered into with the U.S. government;

●	risks that our customers may delay or terminate contracts, or are unable to honor contractual commitments or payment obligations due to liquidity issues or other challenges in their budgets and business;

●	risks related to the difficulty in discerning revenue declines from our operating results due to the way in which we recognize revenue;

●	risks associated with the significant majority of our revenue coming from government customers around the world and associated procurement processes, budgeting cycles and appropriations, early termination, potential audits, investigations, civil and criminal penalties and administrative sanctions;

●	risks associated with the weakening of general economic conditions, including on our private sector customers;

●	risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open-source-software components we may use;

●	risks associated with the mishandling or perceived mishandling of sensitive or confidential information, including personal information;

●	risks relating to the regulatory constraints to which we are subject, including Israeli export laws, our compliance with such laws and related export licenses issued from the government of Israel;

●	risks associated with our compliance with export laws, regulations and trade controls of the various countries in which we operate;

●	risks associated with complex and changing global regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers, including with respect to applicable classification and confidentiality restrictions, AI and data privacy and protection;

●	risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer;

●	risks associated with market volatility in the price of our Shares based on our performance or factors and risks associated with general economic and market conditions;

●	risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate;

●	risks associated with potential joint ventures, partnerships and strategic initiatives, including the diversion of management’s attention as a result of such initiatives;

●	risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, rising global inflation, and exposure to regions subject to political or economic instability, including the State of Israel;

●	uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, or outbreaks of disease, as well as the resulting impact on information technology spending and government budgets, on our business;

●	risks associated with our failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; and

●	risks relating to the adequacy of our existing systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs.

Some of these factors are discussed in more detail in our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on March 3, 2026 (the “Annual Report”) under “Part I, Item 3. Key Information-D. Risk Factors”, “Part I, Item 4. Information on the Company” and “Part I, Item 5. Operating and Financial Review and Prospects.”

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance, and events and circumstances reflected in the forward-looking statements will be achieved or will occur. All forward-looking statements in this Proxy Statement speak as of their respective dates. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Proxy Statement, to conform these statements to actual results or to changes in our expectations.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2025 by our five most highly compensated executive officers see Item 6.B. of our Annual Report, a copy of which is available within the “Investor” section of our website at https://investors.cellebrite.com/node/10076/html

CORPORATE GOVERNANCE

Overview

Cellebrite is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Board Structure and Management

Under the Companies Law and the Articles, our business and affairs are managed under the direction of our Board. Our Board may exercise all powers and take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and our Chief Executive Officer and other executives are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Pursuant to the Articles, other than external directors, for whom special election requirements apply under the Companies Law, the number of directors on our Board consists of no less than three and no more than eleven directors (including the external directors), as may be fixed from time to time by the Board, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election.

Our directors, aside from our external directors and subject to the specific director appointment rights initially contained in the Articles, according to which (i) two directors shall be nominated by TWC Tech Holdings II, LLC and (ii) two directors shall be nominated by SUNCORPORATION, all to be reasonably acceptable to the Company, are generally appointed by a simple majority vote of holders of our ordinary shares participating and voting at an annual general meeting of our shareholders. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders (other than the external directors, and subject to the specific director appointment rights as detailed above), or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. As of the date hereof, the Articles provide in respect of future director appointment rights that (i) one director, reasonably acceptable to the Company, is to be nominated by TWC Tech Holdings II, LLC; and (ii) two directors, reasonably acceptable to the Company, are to be nominated by SUNCORPORATION.

Our Board currently consists of nine directors, including two external directors. Each of our current eight non-executive directors is independent under Nasdaq corporate governance rules, which require a majority of our directors to be independent. Our external directors under the Companies Law are Dafna Gruber and Nadine Baudot-Trajtenberg. Our directors who are not external directors are divided among the three classes as follows:

●	the Class I directors are Troy K. Richardson and Yonatan Domnitz, and their terms will expire at our annual meeting of shareholders to be held in 2028; and

●	the Class II directors are Brandon Van Buren, Michael D. Capellas and Ryusuke Utsumi, and their terms will expire at the Meeting. Michael D. Capellas has decided not to stand for election at the Meeting (thereby reducing the number of directors from nine to eight); and

●	the Class III directors are Adam Clammer and Shiven Ramji, and their terms will expire at our annual meeting of shareholders to be held in 2027.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. Both Ms. Dafna Gruber and Ms. Nadine Baudot-Trajtenberg commenced serving as external directors of the Company following the consummation of our business combination agreement with TWC, for an initial term of three years (i.e., until November 29, 2024). At the general meeting of the shareholders held on September 17, 2024, our shareholders approved the re-election of both Nadine Baudot-Trajtenberg and Dafna Gruber as external directors of the Board for a period of three years ending on November 29, 2027.

Under the Companies Law, the initial term of an external director is three years. Thereafter, an external director may be re-nominated, by shareholders to serve in that capacity for up to two additional three-year terms subject to additional requirements under the Companies Law. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-nomination for such additional period(s) is beneficial to the company, and provided that the external director is re-nominated subject to shareholder vote requirements. Prior to the approval of the re-nomination of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a Special General Meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their nomination or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law sets forth a number of limitations pursuant to which a person may be appointed as an external director, including, but not limited to, such person’s relationship with a company’s controlling shareholders or the company itself. Furthermore, the Companies Law stipulates that a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must be determined by our Board to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

The foregoing description of the legal framework governing the appointment and removal of external directors under the Companies Law is qualified by reference to “Item 6. – C. Board Practices – External Directors” in our Annual Report.

For the biographies of our director’s nominees, see Proposals No. 1.

Biographic Information Regarding Continuing Directors

Shiven Ramji is the Chief Executive Officer of Cellebrite and a Director. Mr. Ramji joined Cellebrite as President, Products and Technology, in May 2026 and was appointed Chief Executive Officer and a member of the Board effective August 13, 2026. Mr. Ramji brings more than 25 years of senior-level product and technology experience. He previously served as President of the customer identity business at Okta, where he was responsible for product, data, security, and technology strategy and execution, helping to substantially grow the ARR for this business to over $1 billion. During his tenure at Okta, Mr. Ramji played an integral role in directing the organization to broaden and enhance its cloud-native offerings, including substantial investments in AI-related capability, and establishing Okta as an industry-recognized leader in customer identity management. With extensive experience scaling high-growth technology companies, Mr. Ramji has held leadership roles at Auth0 (prior to its acquisition by Okta), DigitalOcean and LiveIntent, contributing to their growth and successful public market outcomes. Earlier in his career, Mr. Ramji helped launch Amazon’s advertising business and held leadership roles at Nielsen. Based in New York City, Mr. Ramji currently serves on the boards of Aiven and Products That Count.

Cellebrite Board Committees: None.

Experience & Qualifications: Mr. Ramji brings extensive experience in scaling high-growth technology companies and leading product and technology strategy, with deep expertise spanning identity platforms, digital infrastructure, and advertising technology.

Adam H. Clammer is a Director of Cellebrite and the Chairman of the Board, positions which he has held since the consummation of the Merger and December 2024, respectively. Mr. Clammer served as the Chief Executive Officer and a Director of TWC Tech Holdings II, LLC, from November 2020 until the consummation of the Merger. Mr. Clammer is also a Founding Partner of True Wind Capital Management, L.P., a private equity fund manager focused on the technology industry. Prior to founding True Wind Capital Management in 2015, Mr. Clammer was with KKR since 1995, where he co-founded and led the Global Technology Group from 2004 to 2013. Mr. Clammer has served on the boards of several public companies over the past 20 years. Mr. Clammer currently serves as chairman of the board of LeadVenture, a position he has held since 2017. Prior to joining KKR, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley in New York and Hong Kong from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

Cellebrite Board Committees: Nominating and Governance Committee, Technology and Strategy Committee.

Experience & Qualifications: Mr. Clammer brings extensive experience in acquiring, investing in, and advising growth-oriented technology companies. He is one of two designees representing True Wind Capital Management on our Board.

Dr. Nadine Baudot-Trajtenberg is an economist and corporate director with extensive experience in central banking, financial services, institutional investment management, and corporate governance.  Dr. Baudot-Trajtenberg has served as a Director of Cellebrite since 2021 and as the Company's External Director under the Israeli Companies Law since November 2021. She currently serves on the boards of Bank esh Israel, Liberty Bank N.A., Bits of Gold, and the Hebrew University of Jerusalem, and chairs the Investment Committee of Altshuler Shaham Pension and Provident Funds. From 2014 to 2019, Dr. Baudot-Trajtenberg served as Deputy Governor of the Bank of Israel. She subsequently served as a Technical Advisor to the Bank for International Settlements (BIS) in Basel, Switzerland. Her previous board appointments include Menora Mivtachim and Bank Leumi Group companies. She teaches at the Arison School of Business at Reichman University, where she previously served as Associate Dean. A Rhodes Scholar, Dr. Baudot-Trajtenberg holds a B.Sc. in Economics from the University of Montreal, an M.A. in Philosophy, Politics and Economics from the University of Oxford, and a Ph.D. in Economics from Harvard University.

Cellebrite Board Committees: Audit Committee, and Compensation Committee (Chairperson).

Experience & Qualifications: Ms. Baudot-Trajtenberg brings extensive finance experience and broad economic expertise spanning both academic and corporate settings.

Yonatan Domnitz is a Director of Cellebrite, a position which he has held since April 2020. Mr. Domnitz was appointed as a Director of SUNCORPORATION, the parent company of Cellebrite, in April 2020. He currently serves as a Managing Director and Strategic Analyst at Oasis Management (Hong Kong), a wholly-owned investment sub-advisory affiliate of Oasis Management Company Ltd., having joined the firm as an analyst in August 2012. Prior to his role with Oasis, Mr. Domnitz served as a Forensic Accountant at C. Lewis & Company LLP from January 2010 to August 2012 and RGL Forensics from August 2006 to December 2009. Mr. Domnitz has a BA (Hons) in History from University College London, successfully completed the Legal Practice Course at the College of Law having also attained a Graduate Diploma in Law. Mr. Domnitz qualified as a Chartered Accountant in 2009 and is an Associate member of the Institute of Chartered Accountants in England and Wales.

Cellebrite Board Committees: Nominating and Governance Committee.

Experience & Qualifications: Mr. Domnitz brings a strong background in investment management, finance and the capital markets. He is one of two designees representing SUNCORPORATION on Cellebrite’s Board of Directors.

Dafna Gruber serves as an External Director, under Israeli Companies Law, of Cellebrite, a position which she has held since November 2021. Ms. Gruber served as Chief Financial Officer of Netafim Ltd., a private company until the end of 2024, and prior to that as chief financial officer of various companies including Aqua security Ltd. and Clal Industries Ltd. From 2007 to 2015, Ms. Gruber served as the Chief Financial Officer of NICE Systems Ltd. (Nasdaq: NICE), a public company traded on Nasdaq and TASE. responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber held position at Alvarion Ltd. (Nasdaq: ALVR), a public company traded on Nasdaq and TASE, mostly as Chief Financial Officer. Ms. Gruber currently serves as an External Director at ICL Group Ltd. (NYSE: ICL) and as an Outside Director at Check Point Software Technologies (Nasdaq: CHKP). Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Cellebrite Board Committees: Audit Committee (Chairperson) and Compensation Committee.

Experience & Qualifications: Ms. Gruber brings extensive finance and operational experience with executive leadership positions at growing global public safety and technology companies.

Troy K. Richardson is a Director of Cellebrite, a position which he has held since August 2024. Mr. Richardson served as the President of the Digital Thread group at PTC Inc. (NASDAQ: PTC) from 2021 until 2022, after having served as Executive Vice President and Chief Operating Officer from 2020 to 2021. From 2015 until 2020, he held several senior management roles at DXC Technology Company (formerly Computer Sciences Corporation prior to its merger with HP Enterprise in 2017), including Global Head of Sales and General Manager of Enterprise and Cloud Applications. Prior to this, Mr. Richardson held executive leadership roles at Oracle Corporation and SAP. His management experience also includes leadership positions at Hewlett-Packard Company, Xiocom Wireless, Inc., Novell, Inc., NCR Corporation, and International Business Machines Corporation. Mr. Richardson has served as a director of Unisys Corporation (NYSE: UIS) since 2021. He also served as a director of Carestream Dental LLC from January 2021 until June 2024. Mr. Richardson holds a bachelor’s degree in business administration from Eastern Illinois University and an MBA from Northwestern University’s J.L. Kellogg School of Management.

Cellebrite Board Committees: Audit Committee and Technology and Strategy Committee.

Experience & Qualifications: Mr. Richardson brings extensive global operating, sales, and commercial marketing experience from leading technology companies that achieved market leadership, produced strong financial performance, delivered consistent innovation, and supported expansive, growing customer bases.

Considerations in Evaluating Director Nominees

Our nominating and corporate governance committee of the Board (the “Nominating and Governance Committee”) believes that certain qualifications, skills and experience should be represented on the Board, as described below, although not every member of the Board must possess all such qualifications, skills and experience to be considered capable of making valuable contributions to the Board.

Public Company Leadership

Our business is growing, global in scope, technologically complex and our market is evolving rapidly. Our leadership is composed of individuals who have helped lead public companies, had operating or functional leadership responsibilities at public companies, and have proven leadership experience in developing and advancing a vision and making executive-level decisions.

Public Company Board Experience We look for directors who have proven public company board experience, and who have demonstrated a steady hand in understanding and representing shareholder interests.

Finance, Capital Management & Capital Markets

Our business and financial model is complex and global in scope. Individuals with financial expertise are able to identify the issues associated with our business and take an analytical approach to capital allocation decisions. Additionally, individuals with proven capital markets experience are able to help determine and support strategies to fund future growth, optimize balance sheet efficiency, enhance our cost of capital and help evolve our ownership structure.

Global Operating Experience

We are a global company, with 53% of our annual recurring revenue coming from the Americas, 35% from EMEA and 12% from the Asia-Pacific region. Global experience enhances understanding of the complexities and issues associated with running a global business and the challenges we face.

Global Public Sector Sales and Marketing

More than 90% of our annual recurring revenue is associated with serving the public sector with national, regional and local law enforcement, intelligence, military and other agencies. We benefit from directors who have deep experience with businesses that support the needs of public sector agencies, especially those agencies focused on public safety.

Software/Software-as-a-Service (SaaS)

We develop, market and sell digital investigative software solutions and the largest portion of our employee base is composed of research and development professionals, most notably mobile researchers, software engineers and developers. Directors that can help steer the Company with issues of agile software development, competitive hiring of mobile researchers and software engineers, scaling the technical infrastructure for delivering SaaS solutions, and alternate business models drawn from the software industry help keep us competitive.

Diversity We believe directors with diverse backgrounds, including gender diversity, provide valuable perspectives that enhance our competitiveness.

Our Nominating and Governance Committee continually evaluates our Board members’ skills for alignment with our strategic goals. The following matrix summarizes our directors’ skills that are critical to our success:

BOARD MEMBERS	Public Co. Leadership Experience	Public Co. Board Experience	Finance, Capital Mgmt. & Capital Markets	Global Operating Experience	Global Public Sector Sales & Marketing	Software / SaaS	Diversity
Nadine Baudot-Trajtenberg		✓	✓				✓
Adam Clammer		✓	✓
Yonatan Domnitz		✓	✓
Dafna Gruber	✓	✓	✓	✓		✓	✓
Shiven Ramji	✓			✓		✓	✓
Troy Richardson	✓	✓		✓	✓	✓	✓
Ryusuke Utsumi	✓	✓	✓
Brandon Van Buren		✓	✓

Michael D. Capellas, a Class II director on Cellebrite’s board of directors, decided not to stand for election at the 2026 Annual General Meeting of Shareholders. Mr. Capellas’ decision to step down was not the result of any disagreement with the Company but rather stemmed from his desire to pursue other interests. We thank Mr. Capellas for his significant contributions to Cellebrite’s growth and strategic development.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals, attract, reward and retain executive leadership and key talent, and protect the interests of our shareholders, including:

What we do
☑	Base a significant portion of our executive management compensation opportunity on financial and share price performance	☑	Emphasize pay-for-performance - meaning the earning of annual bonuses are subject to the attainment of objective performance measurements.
☑	Set annual incentive targets to our chief executive officer based on objective performance measures	☑	Regularly review the executive compensation and peer group data
☑	Maintain a majority independent Board	☑	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
☑	Maintain entirely independent Board committees	☑	Cap cash bonus payments and annual equity based compensation

Board Leadership and Lead Independent Director

Pursuant to our Corporate Governance Guidelines, if the CEO serves as the Chairman of the Board or if the Chairman of the Board is not independent, the non-management members of the Board must designate by plurality vote an independent director to act as the lead independent director (“Lead Director”). Michael D. Capellas has served as our Lead Independent Director since January 2025. As Mr. Capellas has decided not to stand for election at the Meeting, he will cease to serve as a director of the Company following the Meeting. Because our Chairman of the Board, Mr. Adam Clammer, does not serve as the Chief Executive Officer and is independent, we do not currently expect to designate a new Lead Independent Director.

The authorities and responsibilities of the lead independent director include, but are not be limited to, the following:

●	presiding as chairman of meetings of the Board at which the Chairman is not present, including executive sessions of the independent members of the Board;

●	serving as liaison between the Chairman and the independent members of the Board;

●	approving meeting agendas for the Board;

●	approving information sent to the Board;

●	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

●	if so determined by the Board at such time, providing leadership and serving as temporary chairperson in the event of the inability of the chairperson to fulfill his/her role due to crisis or other event or circumstance which would make leadership by existing management inappropriate or ineffective, in which case the Lead Director shall have the authority to convene meetings of the full Board;

●	having the authority to call meetings of the independent members of the Board; and

●	if requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

Board Oversight of Risk Management

One of the main responsibilities of our Board is to effectively monitor and manage the Company’s evolving risk profile. Our committees play a vital role in supporting the Board’s risk oversight responsibilities, as follows:

Committee	Risk Oversight Areas of Focus
Audit	● Selection and oversight of our independent auditor
● Oversight of financial reporting and internal controls
● Our overall risk assessment and strategy for managing enterprise risk
Compensation	● Determine the compensation of our CEO and executives
● Incentive and equity plan compensation
Nominating and Governance	● Corporate governance, including identifying nominees for directors
Technology and Strategy	● Technology, strategy and innovation and the use of capital associated with supporting initiatives related to these areas

The committees receive regular updates from the relevant functions within the Company responsible for the management and mitigation of the different areas of risk. In addition, the committees hold closed executive sessions with individual members of Cellebrite’s leadership team as well as our internal and external audit functions. The committee chairs apprise the Board regularly of committee discussions, decisions and actions taken.

Board and Committee Meetings

During 2025 the Board of Directors met 6 times and acted by written consent 6 times, the Audit Committee met 5 times, the Compensation Committee met 5 times and acted by written consents 5 times, the Nominating and Governance Committee met 3 times, and the Technology and Strategy Committee met 2 times. Each of the incumbent directors (including all the director nominees listed in Proposal No. 1) attended 100% of our Board meetings and the meetings of each of the committees of the Board on which they served, in each case.

PROPOSAL NO. 1

RE-ELECTION OF CLASS II DIRECTORS

Background

Our shareholders are being asked to re-elect each of Brandon Van Buren and Ryusuke Utsumi as Class II Directors of the Board, to hold office until the close of the annual meeting of the Company in 2029, and until their respective successors are duly elected and qualified. Michael D. Capellas, who has served as a Class II director, has decided not to stand for election at the Meeting. Mr. Capellas’ decision was not the result of any disagreement with the Company, but rather stemmed from his desire to pursue other interests.

Our directors who are not external directors are divided among the three classes as follows:

●	the Class I directors are Troy K. Richardson and Yonatan Domnitz, and their terms will expire at our annual meeting of shareholders to be held in 2028;

●	the Class II directors are Brandon Van Buren Michael D. Capellas and Ryusuke Utsumi, and their terms will expire at the Meeting. Michael D. Capellas has decided not to stand for election at the Meeting; and

●	the Class III directors are Adam Clammer and Shiven Ramji, and their terms will expire at our annual meeting of shareholders to be held in 2027.

Re-Election of Class II Directors

All of our Class II Director Nominees – Mr. Brandon Van Buren and Mr. Ryusuke Utsumi, who were re-nominated - were, according to the information provided to the Company and in accordance with our Articles, recommended by the Nominating and Governance Committee and approved by the Board to serve as Class II directors of the Company until the 2029 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles or the Companies Law.

Director Nominees’ Qualifications and Independence

Each of Brandon Van Buren and Ryusuke Utsumi, whose professional background is provided below, has advised us that he is willing, able, and ready to serve as a director if re-elected. In accordance with the Companies Law, each of Brandon Van Buren and Ryusuke Utsumi has certified to us that he meets all of the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and needs of our Company.

The Nominating and Governance Committee recommended that each of Brandon Van Buren and Ryusuke Utsumi be re-elected at the Meeting as a Class II director for a term to expire at the 2029 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law. For more information concerning the nominees, please see the next section entitled “Biographic Information Regarding the Director Nominees”. Our Board approved this recommendation.

Biographic Information Regarding the Director Nominees

Brandon Van Buren is a Director of Cellebrite, a position which he has held since May 2023. Mr. Van Buren is the Head of Technology Private Equity at Elliot Investment Management L.P., a position he has held since January 2024. Prior to this, Mr. Van Buren was a Partner at Light Street Capital Management, LLC, a global investment firm focused on disruptive growth technology businesses, where he led the private efforts for the Beacon Funds, from 2021 to 2024. Prior to Light Street Capital Management, Mr. Van Buren was a Partner at True Wind Capital, a private equity firm focused on the technology industry, where he sat on the firm’s investment committee, from 2017 to 2021. Prior to joining True Wind, Mr. Van Buren was a Principal at Google Capital after beginning his technology investing career at KKR. Mr. Van Buren previously served as a director of Open Lending (Nasdaq: LPRO) from 2020 to 2021 and Zix Corporation (Nasdaq: ZIXI) from 2019 to 2022. Mr. Van Buren holds an MBA from Harvard Business School, where he was a Baker Scholar, and a B.S. in Business Administration with concentrations in Finance and Accounting from California Polytechnic State University, San Luis Obispo.

Cellebrite Board Committees: Compensation Committee.

Experience & Qualifications: Mr. Van Buren brings extensive investing experience spanning both high-growth private and public companies. He is one of two designees representing True Wind Capital Management on Cellebrite’s Board.

Ryusuke Utsumi is a Director of Cellebrite, a position which he has held since April 2020. Mr. Utsumi is currently president of SUNCORPORATION (TSE: 6736) after joining SUNCORPORATION in June 2012. Prior to that, Mr. Utsumi served as a General Manager at Chubu Aerospace Industrial Technology Center from June 2009 to June 2012. Prior to that, Mr. Utsumi served as the Incubation Manager at Aichi Venture House from March 2008 to June 2009.

Cellebrite Board Committees: None.

Experience & Qualifications: As the president of SUNCORPORATION, Cellebrite’s largest shareholder, Mr. Utsumi brings extensive leadership experience with unique insight into the Asia-Pacific marketplace. He is one of two designees representing SUNCORPORATION on Cellebrite’s Board.

“RESOLVED, to re-elect Brandon Van Buren as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor is duly elected and qualified.”

“RESOLVED, to re-elect Ryusuke Utsumi as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor is duly elected and qualified.”

Required Vote

See “Required Vote” above.

Board Recommendation

The Board recommends a vote FOR the re-election of the foregoing director nominees pursuant to Proposal No. 1.

PROPOSAL NO. 2

APPROVAL OF COMPENSATION TERMS FOR MR. SHIVEN RAMJI AS OUR CHIEF EXECUTIVE OFFICER

Background

The Board is seeking shareholder approval for the compensation terms of Mr. Shiven Ramji. On May 4, 2026, Mr. Ramji joined the Company as President, Products and Technology (PPT), reporting to Mr. Thomas E. Hogan, then our Chief Executive Officer. On August 12, 2026, the Board approved the appointment of Mr. Ramji as our Chief Executive Officer and as a Class III director, effective August 13, 2026, to fill the vacancy created by Mr. Hogan’s resignation.

This proposal highlights Mr. Ramji's critical leadership in steering Cellebrite’s business and advancing the Company’s strategic objectives, as further detailed below.

Under the Companies Law, any Israeli public company that seeks to approve the terms of compensation of its chief executive officer is required, subject to certain exceptions, to obtain the approval of its compensation committee, board of directors, and shareholders, in that order.

 THE SHAREHOLDER VOTE ON THIS MATTER IS BINDING UNDER ISRAELI LAW, UNLIKE THE ADVISORY “SAY-ON-PAY” VOTES FOUND IN PROXY STATEMENTS FOR U.S. DOMESTIC COMPANIES. IF THIS PROPOSAL 2 IS NOT APPROVED BY THE AFFIRMATIVE VOTE OF OUR SHAREHOLDERS AS DESCRIBED HEREIN, THE COMPANY WILL NOT BE AUTHORIZED TO PROVIDE THE CEO COMPENSATION DESCRIBED HEREIN TO MR. RAMJI AND HE WILL ONLY BE ENTITLED TO THE COMPENSATION TERMS CURRENTLY PAID TO HIM AS PART OF HIS ROLE AS PRESIDENT, PRODUCTS AND TECHNOLOGY (PPT).

Designing the Compensation Arrangement

In determining the proposed compensation terms for Mr. Ramji, the Compensation Committee and the Board considered the Company’s overall compensation philosophy and governance framework in connection with the Company’s executive compensation program, as well as the annual report provided to the Company in February 2026 by its independent compensation consultant, Aon's Talent Solutions Practice, a division of Aon plc ("Aon"), which, among other things, included a CEO compensation benchmark based on a relevant peer group of publicly traded technology and software companies. The compensation terms later proposed for Mr. Ramji were also within the range set forth in the Aon report. The Compensation Committee and the Board also considered Mr. Ramji’s qualifications, experience, and the competitive landscape for executive talent in the technology industry.

As part of its ongoing review process, the Compensation Committee and the Board consider comparative market data and prevailing compensation practices among peer group companies, as well as the unique responsibilities associated with the role of Chief Executive Officer. While acknowledging that each company’s circumstances differ, such comparative data and advisory insights serve as a useful reference point in evaluating the appropriateness and competitiveness of compensation arrangements for executive officers.

Accordingly, after considering, among other factors, the scope of responsibilities associated with the role of Chief Executive Officer, Mr. Ramji’s qualifications and experience, and the need to attract and retain top executive talent, the Compensation Committee and the Board concluded that the proposed compensation package for Mr. Ramji is appropriate, competitive and aligned with the Company’s long-term interests and governance standards.

Merits for Compensating Mr. Ramji to Lead the Company

●	Mr. Ramji brings considerable executive leadership experience and a track record of building and scaling growth-oriented technology businesses.

●	Before joining Cellebrite, Mr. Ramji served as President of the $1B+ customer identity business at Okta, a publicly traded technology company. Mr. Ramji joined Okta in 2021 after Okta acquired Auth0, where he had served as Chief Product Officer since 2019. Highlights during Mr. Ramji’s tenure at Okta include:

o	In his role as president of Okta’s customer identity business, Mr. Ramji was responsible for product, data, security, and technology strategy and execution.

o	Mr. Ramji played an integral role in directing the organization to broaden and enhance its cloud-native offerings, including substantial investments in AI-related capability, that established Okta as an industry-recognized leader in customer identity management.

o	Mr. Ramji served as a primary product and corporate spokesperson for Okta’s customer identity business; was a featured speaker at Okta’s user conference and major industry events; and has been quoted extensively in leading technology publications.

o	ARR at Okta’s customer identity business grew from more than $250 million in 2022 to over $1 billion in 2025.

●	Mr. Ramji prior experience also includes senior leadership roles at Auth0, DigitalOcean, LiveIntent, Amazon, and The Nielsen Company. In particular, Mr. Ramji’s impact at Auth0, DigitalOcean and LiveIntent ultimately contributed to successful public market outcomes.

Compensation Terms

Base Salary. In connection with his appointment as President, Products and Technology, Mr. Ramji is currently paid an annual base salary of $500,000, payable in accordance with the Company’s regular payroll practices. No change to Mr. Ramji’s base salary is proposed in connection with his appointment as Chief Executive Officer.

Annual Bonus. In connection with his appointment as President, Products and Technology, Mr. Ramji is currently eligible to receive an annual cash bonus targeted at 100% of his annual base salary (i.e., $500,000 at target), subject to and in accordance with the Company’s bonus plan program. The actual bonus payout is determined based on the achievement of corporate and individual performance objectives established by the Compensation Committee and the Board. No change to Mr. Ramji’s annual bonus arrangement is proposed in connection with his appointment as Chief Executive Officer.

Initial Equity Grant (Current). Upon commencement of his employment as President, Products and Technology, Mr. Ramji received an initial equity award with a grant value of $11,000,000, consisting of 50% Restricted Stock Units (“RSUs”) and 50% Performance Stock Units (“PSUs”), pursuant to the terms and conditions of the Company’s 2021 Share Incentive Plan. The RSUs vest over a four-year period, with 25% vesting on the first anniversary of the commencement date of his employment and the remaining 75% vesting in equal quarterly installments over the subsequent three years. The PSUs vest one-third annually over a three-year period, subject to the achievement of Cellebrite’s stock performance relative to the performance of the XSW Software and Services ETF.

Supplemental Equity Award. Upon his appointment as Chief Executive Officer and member of the Board, effective August 13, 2026, shareholders are being asked to approve a supplemental equity award of $1,000,000 for Mr. Ramji, allocated among RSUs and PSUs in the same manner and under the same terms as the initial grant, with a vesting commencement date concurrent with his original commencement date.

Annual CEO Equity Grants. As Chief Executive Officer, shareholders are being asked to approve Mr. Ramji’s entitlement to receive annual equity awards with a target value of $9,000,000, consisting of 50% RSUs and 50% PSUs, within the cycle of equity awards to senior management, typically taking place in the first quarter of each fiscal year.

Termination and Severance Benefits. In the event that the Company terminates Mr. Ramji’s employment for any reason other than Cause or due to his death, or in the event that Mr. Ramji resigns for Good Reason (each as defined in his employment agreement), and subject to Mr. Ramji’s execution of a general release of claims in a form acceptable to the Company, Mr. Ramji will be entitled to severance benefits as follows: (i) Current Terms (as President, Products and Technology Officer): (a) a lump sum severance payment equal to six months of his then-current base salary; (b) payment of COBRA premiums for continued group health insurance coverage for Mr. Ramji and his eligible dependents for up to six months; and (c) acceleration of vesting of RSUs that would have otherwise vested during the six months immediately following termination. (ii) Enhanced Terms Upon CEO Appointment (Proposed): Upon his appointment as Chief Executive Officer, shareholders are being asked to approve enhanced severance benefits, consisting of: (a) a lump sum severance payment equal to twelve months (rather than six months) of his then-current base salary; (b) payment of COBRA premiums for up to twelve months (rather than six months); and (c) acceleration of vesting of RSUs that would have otherwise vested during the twelve months (increased from six months) immediately following termination. Additionally, if termination occurs within six months prior to the applicable measurement date for PSU performance achievement, the PSUs will remain outstanding through such measurement date, and Mr. Ramji will become vested in the number of PSUs that have satisfied the performance goals.

Change of Control Benefits (Current Terms). The following Change of Control benefits are provided under Mr. Ramji’s existing employment agreement and will continue to apply during his service as CEO: in the event of a Change of Control (as defined in Mr. Ramji’s award agreements), all TSR-based PSUs will convert into RSUs based on the Absolute TSR actually achieved as of the closing date of the Change of Control event. In the event that Mr. Ramji’s employment is terminated immediately prior to, on, or within six months after the closing of a Change of Control, either by the Company or its successor (other than for Cause), by Mr. Ramji for Good Reason, or due to his death or Disability, then the entire unvested portion of his outstanding awards will immediately become fully vested, subject to execution of a general release of claims. If the buyer or successor entity in a Change of Control refuses to assume or continue Mr. Ramji’s equity awards on the terms set forth in his award agreements, the entire awards will vest immediately prior to the closing of the Change of Control.

Benefits; D&O Insurance and Indemnification: In addition to the foregoing compensation terms, Mr. Ramji shall be entitled to health insurance coverage, directors' and officers' liability insurance and indemnification (including advancement of expenses), all in accordance with the Company's policies, the Company's Articles of Association, and the Company's form of indemnification agreement, each as in effect from time to time, and to the fullest extent permitted by applicable law.

The proposed compensation terms for Mr. Ramji have been approved by the compensation committee and Board as consistent with our compensation policy and the Proposed Compensation Policy (as defined below) and are now subject to shareholders’ approval at the Meeting under Proposal No. 2.

Our compensation committee and Board noted in their approval of the proposed compensation terms that such compensation terms are intended to compensate Mr. Ramji for his service as Chief Executive Officer and to align his interests with those of the Company’s shareholders. The compensation committee and Board further noted that the proposed compensation terms are reasonable taking into consideration, among other things, Mr. Ramji’s qualifications, experience, and the competitive landscape for chief executive officer talent in the technology industry. In light of all of the above, the compensation committee and Board stated that they believe that the proposed compensation terms are in the best interests of the Company. In the event this proposal is not approved by our shareholders, the compensation terms of Mr. Ramji as Chief Executive Officer will be based on the terms to which he is currently entitled under his role as our President Products and Technology (PPT).

The Company is committed to responsible equity compensation practices, regularly evaluating and managing its equity pool to ensure that potential dilution remains within acceptable limits for our shareholders, with a target of keeping overall dilution levels below 10%. As of August 1, 2026, Cellebrite’s overall level of dilution from equity compensation to employees and management was approximately 9.2%.

Proposed Resolutions

RESOLVED, to approve the compensation terms of Mr. Shiven Ramji as Chief Executive Officer of the Company, in accordance with the terms set forth in the Proxy Statement, dated August 18, 2026.

Required Vote

See “Required Vote” above.

Board Recommendation

The Board recommends a vote FOR the approval of the compensation terms of Mr. Shiven Ramji as our Chief Executive Officer, in accordance with the terms set forth in this Proxy Statement, pursuant to Proposal No. 2.

PROPOSAL NO. 3

APPROVAL OF THE COMPANY’S COMPENSATION POLICY FOR OFFICERS AND DIRECTORS

In August 2021, in connection with our transition to a public company following our business combination with TWC, our compensation committee, Board and shareholders adopted the Company’s compensation policy in accordance with the Companies Law. As permitted under the Companies Law for newly public companies, such compensation policy was adopted for a five-year term commencing upon the consummation of the business combination and expiring on August 30, 2026 (the “Prior Compensation Policy”). Following this initial five-year period, the Companies Law requires that our compensation policy be submitted for shareholder re-approval at least once every three years.

Under the Companies Law, the adoption of the Proposed Compensation Policy requires the approval of the Company’s compensation committee, the Board, and our shareholders, in that order. The shareholders’ approval is subject to the fulfillment of one of the following special voting requirements: (i) a majority of the Shares voted in favor of the proposal (excluding abstentions) must include a majority of the votes of shareholders who are not controlling shareholders or have a personal interest in the approval of the proposal; or (ii) the total Shares voted against the proposal by such disinterested shareholders must not exceed 2% of the Company’s total voting rights. For additional details regarding these voting requirements, see “Required Vote” in the introduction to this Proxy Statement.

Following a comprehensive review of the Prior Compensation Policy by our compensation committee and the Board, including consideration of the Company’s compensation philosophy, peer group data, and the competitive landscape for executive talent, the compensation committee and Board approved, and recommended that our shareholders approve, the compensation policy in the form attached hereto as Appendix A (the “Proposed Compensation Policy”). In the event the Proposed Compensation Policy is not approved by the shareholders by the required majority, the Companies Law permits the Board to nonetheless approve the Proposed Compensation Policy, provided that the compensation committee and, thereafter, the Board have each reconsidered the matter and determined, based on detailed arguments, that such approval is in the Company’s best interests and that the statutory conditions for such override have been satisfied.

Our Proposed Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. Our Compensation Committee believes that a well-designed executive compensation program is one in which pay opportunities are competitive with the market, performance goals are challenging but achievable, and overall pay outcomes are aligned with corporate and individual performance. To that end, a portion of our executive officer compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. This is balanced by other measures in our Proposed Compensation Policy that are designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our Proposed Compensation Policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. The policy aims to balance fixed compensation (base salary and benefits) and variable compensation (cash bonuses and equity-based compensation) to appropriately incentivize executive officers to meet our short-term and long-term goals while managing business risks. A significant portion of executive compensation is structured to reflect the attainment of both short-term and long-term Company goals, as well as individual performance. Pursuant to our Proposed Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

Equity-based compensation, such as stock options, Restricted Share Units (RSUs), and Performance Share Units (PSUs), is a cornerstone of our policy. These awards are designed to enhance the alignment between executive officers’ interests and our long-term interests and those of our shareholders, and to strengthen long-term retention and motivation. Equity awards include appropriate minimum vesting periods, generally between one to four years or based on performance, to promote long-term retention and are linked to long-term performance objectives.

The Proposed Compensation Policy is substantially based on the Company’s Prior Compensation Policy, which was in effect for the five-year period ending August 30, 2026; however, it includes a number of enhancements and refinements designed to further strengthen the Company’s governance framework and oversight of director and executive officer compensation and further link it to the performance of the Company. The Proposed Compensation Policy shall be effective for a period of three years, unless earlier replaced under the approval of the shareholders.

Among other things, the Proposed Compensation Policy includes: (a) updated limits on annual cash bonus opportunities, applied within the Company’s existing framework of caps and ratios between fixed and variable compensation components; (b) enhanced performance-based criteria and limitations on discretionary compensation elements; (c) clawback provisions applicable in the event of an accounting restatement (based on Company's clawback policy as in effect); and (d) clearer and more restrictive limits on severance, change-in-control and other termination-related benefits - including reduced advance-notice and adjustment periods, a “double-trigger” requirement for change-in-control benefits, and a new aggregate cap on total post-termination payments.

Overall, these changes are intended to tighten the governance framework applicable to compensation decisions, further align the interests of directors and executive officers with those of the Company’s shareholders, and reflect the Company’s continued evolution as a Nasdaq-listed public company.

In addition, the Board has also adopted a stock ownership policy requiring each director to maintain equity holdings with a value of at least five (5) times the director’s annual base cash compensation, and restricting the sale of equity awards until such requirement is satisfied and thereafter maintained throughout the director’s service. The stock ownership policy is intended to further align the interests of the Company’s directors with those of its shareholders and to promote long-term value creation.

In connection with its review and development of the Proposed Compensation Policy, the Compensation Committee retained Aon’s Talent Solutions Practice, a division of Aon plc (“Aon”), as its independent compensation consultant. Aon provided compensation advisory services, assisted in evaluating the Company’s compensation philosophy and objectives, and furnished comparative market data and analysis regarding director and executive officer compensation.

As part of its review, Aon conducted a benchmark analysis based on a peer group consisting of publicly traded technology and software companies, including Agilysys, AppFolio, Asana, AvePoint, BlackLine, Clear Secure, Fiverr, Jamf, JFrog, Life360, monday.com, NICE, PagerDuty, Porch Group, Q2, Qualys, Radware, Rapid7, SoundHound AI, Upwork, Varonis Systems and Workiva.

The Compensation Committee and the Board considered this benchmarking data, together with industry practices, the Company’s business objectives and strategic priorities, and the Company's compensation philosophy.

Based on Aon’s analysis and recommendations, the peer group and market data reviewed, and their independent evaluation of the Company’s compensation needs and governance objectives, the Compensation Committee and the Board approved and are recommending that shareholders approve the Proposed Compensation Policy.

In recommending approval of the Proposed Compensation Policy, our compensation committee and Board considered the effectiveness of the Prior Compensation Policy in supporting the Company’s strategic objectives, the competitive market for executive talent in the technology sector (particularly in Israel and the U.S.), and the alignment of the policy with shareholder interests. Based on this review, the compensation committee and Board concluded that the Proposed Compensation Policy continues to appropriately balance the Company’s need to attract and retain qualified executives with sound compensation governance principles.

The brief overview above is qualified in its entirety by reference to the full text of the Proposed Compensation Policy, as reflected in Appendix A attached hereto.

As noted above, under the Companies Law, in the event the Proposed Compensation Policy is not approved by the shareholders by the required majority, the Board may nonetheless approve the Proposed Compensation Policy, provided that the Compensation Committee and thereafter the Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

Proposed Resolutions

RESOLVED, to approve the company’s compensation policy for officers and directors, in accordance with the terms set forth in the Proxy Statement, dated August 18, 2026.

Required Vote

See “Required Vote” above.

Board Recommendation

The Board recommends a vote FOR the approval of the Company’s Compensation Policy for Officers and Directors as set forth in Appendix A, pursuant to Proposal No. 3.

PROPOSAL NO. 4

APPROVAL OF THE RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Background

Under the Companies Law and our Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Articles, our Board (or a committee, if so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by our Audit Committee of the independent auditor’s appointment and remuneration is required under the listing rules of Nasdaq.

Appointment of Kost Forer Gabbay & Kasierer

Following the recommendation by our Audit Committee and Board, the Company seeks to re-appoint Kost Forer Gabbay & Kassirer, a member of Ernst & Young Global, as the Company’s independent auditor (the “Auditor”), for the fiscal year ending on December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditor’s remuneration.

Fees Paid to the Auditors

The Auditor served as our independent registered public accounting firm for the fiscal years ended December 31, 2024, and December 31, 2025. The fees for professional services in each of the respective fiscal years are as follows:

	2025	2024
	($ in thousands)
Audit fees(1)	$781	$781
Tax fees(2)	$203	$213
Audit related	$231	$242
Total	$1,215	$1,236

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, internal control reviews, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Tax fees” include fees for professional services rendered during the years ended December 31, 2025 and 2024 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Proposed Resolution

It is proposed that at the annual general meeting the following resolution shall be adopted:

“RESOLVED, to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending on December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board, upon recommendation of the Audit Committee, to determine the Auditor’s remuneration.”

Required Vote

See “Required Vote” Above.

Board Recommendation

The Board recommends a vote FOR the approval of the re-appointment of our Auditor and authorization of our Board, upon the recommendation of the Audit Committee, to determine the Auditor’s remuneration pursuant to Proposal No. 4.

OTHER BUSINESS

The Board is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that your vote is received by the Company no later than 8:00 a.m. (Israel time) on September 24, 2026.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at https://investors.cellebrite.com. Shareholders may download a copy of these documents without charge at https://investors.cellebrite.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Adam H. Clammer,
Chairman of the Board of Directors

August 18, 2026

Appendix A to the Shareholder Letter

Key Performance Indicator and

Reconciliation of GAAP to Non-GAAP Reconciliation

Key Performance Indicator: Annual Recurring Revenue

The Shareholder Letter preceding the Proxy Statement includes references to certain key performance indicators, including annual recurring revenue.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts, SaaS subscription contracts, and maintenance contracts related to other non-recurring in effect at the end of that period. Subscription license contracts and maintenance contracts for other non-recurring are annualized by multiplying a full month revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Non-GAAP Financial Information

The Shareholder Letter preceding the Proxy Statement also includes references to adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures. Cellebrite believes that the use of non-GAAP measures, such as adjusted EBITDA and adjusted EBITDA margin, is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition;

●	Acquisition-related expenses and executive severance expenses relate to the cash component of contractual severance due to our former CEO and CFO, all of which are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Non-GAAP financial measures are important tools for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is an expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

The following table provides a reconciliation of our net income to Adjusted EBITDA:

	For the year ended
	December 31,
	2025	2024
	($ in thousands)
Net loss	$78,326	$(283,007)
Financial expense	(24,198)	332,890
Tax expense	12,352	7,023
Depreciation expenses	6,968	7,258
Amortization of intangible assets	4,899	3,349
Executive severance costs	574	1,068
Share-based compensation expense	44,892	30,575
Acquisition-related costs	3,818	221
Adjusted EBITDA	$127,631	$99,377
Adjusted EBITDA margin	27%	25%

Free cash flow is calculated as net cash provided by or used in operating activities less purchases of property and equipment and the capitalization of software development costs (collectively referred to as capital expenditures). We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash provided by or used in our operations that, after the investments in capital expenditures, can be used for strategic initiatives.

	For the year ended
	December 31,
	2025	2024
	($ in thousands)
Net cash provided by operating activities	$173,544	$132,171
Capital expenditures	(13,225)	(8,566)
Free cash flow	$160,319	$123,605
Free cash flow margin	34%	31%

Appendix A to the Proxy Statement - Compensation Policy

COMPENSATION POLICY

Cellebrite DI Ltd.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on [September] [__], 2026)

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Cellebrite DI Ltd. (“Cellebrite” or the “Company”) in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Cellebrite’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Cellebrite’s value and otherwise assist Cellebrite to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of officers and directors to Cellebrite’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Cellebrite’s directors.

This policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from provisions of applicable law to the extent not permitted by such law.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Cellebrite’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Cellebrite (the “Compensation Committee” and the “Board”, respectively) shall review and reassess this Policy from time to time, as required by the Companies Law.

2.	Objectives

Cellebrite’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Cellebrite’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Cellebrite’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Cellebrite’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Cellebrite’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency among Executive Officers in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity-based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised primarily of base salary and benefits) and “Variable Compensation” (comprised primarily of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Cellebrite’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The value of the total annual bonus and equity based compensation opportunity of each Executive Officer shall not exceed 95% of the value of the total compensation package of such Executive Officer on an annual basis, as determined based on the accounting principles used by the Cellebrite for its financial statements or such other method as determined by the Compensation Committee or the Board.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting this Policy, Cellebrite’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers and directors, and the average and median employer cost associated with the engagement of Cellebrite’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Cellebrite were examined and will continue to be examined by Cellebrite from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Cellebrite.

B. Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Cellebrite to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role at the company, business responsibilities and the past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Cellebrite’s ability to attract and retain highly skilled professionals, Cellebrite will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Cellebrite, as much as possible, while considering, among others, such companies’ size and characteristics including (but not limited to) their revenues, profitability rates, growth rates, market capitalization, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every two years. To that end, Cellebrite shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer in such companies. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends, or such other factors as determined by the Compensation Committee or the Board. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Cellebrite’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Cellebrite may contribute on behalf of the Executive Officer to an insurance policy, a pension fund or retirement fund, as allowed or required by applicable law and with reference to Cellebrite’s policies and procedures and the practice in similar companies (including contributions on bonus payments); and

7.1.6.	Cellebrite shall contribute on behalf of the Executive Officer towards work disability insurance and life insurance, as allowed or required by applicable law and with reference to Cellebrite’s policies and procedures and the practice in similar companies (including contributions on bonus payments).

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits may include reimbursements, stipends or other payments for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, home leave visit, tax equalization payments, and other similar costs.

7.4.	Cellebrite may offer additional benefits to its Executive Officers to the extent such benefits are reasonable and necessary or comparable to customary market practices, such as, but not limited to: home office expenses, cell phone, company car and travel benefits, reimbursement of business travel (including a daily stipend when traveling) and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Cellebrite’s policies and procedures.

C. Cash Bonuses

8.	Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual or other periodic cash bonus is an important element in aligning the Executive Officers’ compensation with Cellebrite’s objectives and business goals. Therefore, Cellebrite’s compensation philosophy reflects a pay-for-performance element, in which bonus payout eligibility and levels are generally determined based on actual financial or operational results, as well as individual performance.

8.2.	A cash bonus may be awarded to an Executive Officer upon the attainment of pre-set periodic objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar or fiscal year or bonus period, or upon engagement, in case of newly-hired Executive Officers, or upon establishment of a new bonus program, taking into account Cellebrite’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to a cash bonus (all or any portion thereof) and the formula for calculating any such cash bonus payout. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Cellebrite’s business environment, a significant organizational change, a significant merger and acquisition events, or other similar events etc.), the Compensation Committee and the Board may modify the objectives relative weights and the amount of bonus payouts (including decreasing such amounts to zero) during the applicable bonus period.

8.3.	In the event the employment of an Executive Officer is terminated prior to the end of a bonus period, the Company may (but shall not be obligated to) pay such Executive Officer a full cash bonus for the applicable period (based on achievement of bonus targets during such period) or a prorated one, or no bonus.

8.4.	The actual cash bonus with respect to a bonus period to be awarded to Executive Officers shall be recommended by the chief executive officer (the “CEO”) and approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The annual cash bonus opportunity of Cellebrite’s Executive Officers, other than the CEO, will generally be based on performance objectives and an individual evaluation of the Executive Officer’s overall performance objectives by the CEO and subject to minimum thresholds. The performance objectives will be determined by Cellebrite’s CEO and approved by the Compensation Committee and the Board at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as determined by the Compensation Committee and the Board) on the basis of, but not limited to, company, division and individual objectives. The performance objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which may be based on actual financial and operational results, such as (but not limited to) revenues, operating income and cash flow and may further include divisional objectives which may include operational objectives, such as (but not limited to) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs. In addition, a less significant portion of the annual cash bonus opportunity granted to a Cellebrite Executive Officer, other than the CEO, and in any event not more than 40% of the annual cash bonus, may be based on personal objectives determined by the CEO based on quantitative and qualitative criteria as determined by the CEO or Compensation Committee and the Board.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 100% of such Executive Officer's annual base salary. The maximum annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 200% of such Executive Officer's annual base salary.

CEO

9.3.	The annual cash bonus opportunity of Cellebrite’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by the Compensation Committee and the Board at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as determined by the Compensation Committee and the Board) and will be based on company and personal objectives. The performance measurable objectives which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which may be based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.4.	In addition, a less significant portion of the annual cash bonus opportunity granted to Cellebrite’s CEO, and in any event not more than 25% of the annual cash bonus, may be based on an individual evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria or such other criteria as determined by the Compensation Committee and the Board.

9.5.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.

9.6.	The maximum annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 200% of his or her annual base salary.

10.	Other Bonuses

10.1.	Special Bonus. Cellebrite’s may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, or achieving target budget or business plan under exceptional circumstances) or as a retention award at the CEO’s discretion (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 150% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.	Signing Bonus. Cellebrite may grant a newly-recruited Executive Officer a signing bonus at the CEO’s decision (and in the CEO’s case, at the Compensation Committee’s and the Board’s approval), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 200% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Cellebrite may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 200% of the Executive Officer’s annual base salary.

10.4.	Periodic Bonus. The Board may grant Executive Officers, other than the CEO, periodic cash bonus opportunities (other than the annual cash bonus opportunity described in Section 9) in accordance with the terms of Section 8, but subject to the ratio limitation described in Section 9.2.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, Cellebrite shall be entitled to recover from its Executive Officers bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under applicable law and stock exchange rules.

11.2.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for Cellebrite’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Cellebrite and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by Cellebrite is intended to be in a form of share options and/or other equity-based awards, such as restricted stock unit awards, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest gradually over a period of between one (1) to four (4) years or based on performance. The exercise price of options shall be determined in accordance with Cellebrite’s policies, the main terms of which shall be disclosed in the annual report of Cellebrite.

12.4.	All other terms of the equity awards shall be in accordance with Cellebrite’s equity incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, and may otherwise modify or amend outstanding awards in accordance with Cellebrite’s equity incentive plans and other related practices and policies, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer, and such other criteria as determined by the Compensation Committee and the Board.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of any annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO - the higher of (w) 500% of his or her annual base salary or (x) 0.5% of the Company’s fair market value; and (ii) with respect to each of the other Executive Officers - the higher of (y) 300% of his or her annual base salary or (z) 0.35% of the Company’s fair market value.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Cellebrite’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

13.4.	The Committee and/or the Board may adopt and maintain minimum shareholding requirements applicable to Executive Officers, such as an appropriate ratio between holdings and base salary, to encourage long-term holding of shares and/or equity and alignment with shareholder interest.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Cellebrite may provide an Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination (or equivalent value in cash and other severance benefits) of up to twelve (12) months in the case of the CEO and twelve (12) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Cellebrite may provide an additional adjustment period (or equivalent value in cash and other severance benefits) of up to nine (9) months to the CEO and of up to six (6) months to any other Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Cellebrite may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Cellebrite may grant to its Executive Officers a non-compete cash or equity award as an incentive to refrain from competing with Cellebrite for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and the grant date value of such grant (as determined in accordance with generally accepted accounting principles or such other method as determined by the Board) shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments and benefits provided to an Executive Officer in connection with retirement or termination of service (including, without limitation, advance notice payments under Section 14, adjustment payments under Section 15, additional retirement and termination benefits under Section 16, and non-compete grants under Section 17, shall not exceed the Executive Officer’s monthly salary and benefits multiplied by twenty-four (24). This twenty-four (24) month cap is a hard limit on aggregate post-termination payments and shall not be exceeded by virtue of any payment under any other section of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Cellebrite may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Cellebrite, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	Cellebrite may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Cellebrite, all subject to applicable law and the Company’s articles of association.

20.2.	Cellebrite will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The limit of liability of the insurer shall not exceed the greater of $200 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Cellebrite’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions (at the time of extension or renewal, as the case may be), and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Cellebrite shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $200 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.	The run-off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Cellebrite may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may (but are not required to) be provided to the Executive Officers solely upon an involuntary termination of service (or a resignation for good reason) that occurs within three (3) months prior to or eighteen (18) months following a "Change of Control" (i.e., a "double-trigger"), as such term shall be defined in the respective incentive plan or employment agreement :

21.1.	Up to 100% vesting acceleration of outstanding options or other equity-based awards, including vesting at up to the maximum level possible for performance-based equity-based awards;

21.2.	Extension of the exercising period of equity-based compensation for Cellebrite’s Executive Officers for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of termination of employment; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice (or equivalent value in cash or other severance benefits) and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 150% of the Executive Officer’s annual base salary (including the value of any benefits, other than equity) in case of an Executive Officer other than the CEO and 200% in case of the CEO.

H. Board of Directors Compensation

22.	The following benefits may be provided to Cellebrite’s Board members:

22.1.	All Cellebrite’s Board members, excluding the chairman of the Board and external directors, if elected, which shall be subject to the provisions of Section 22.2, may be entitled to an annual cash fee retainer of up to $60,000, Cellebrite committee membership annual cash fee retainer of up to $20,000 and committee chairperson annual cash fee retainer of up to $40,000. The chairperson of Cellebrite’s Board may be entitled to an annual cash fee retainer of up to $150,000.

22.2.	The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

22.3.	Notwithstanding the provisions of Sections 22.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 22.1.

22.4.	Each member of Cellebrite’s Board (excluding the chairman of the Board) may be granted an initial equity-based award in a value of up to $800,000 and annual grants in a value of up to $350,000 each. The equity-based awards shall vest annually over a period of between (i) the earlier of one (1) year and the date of the subsequent annual meeting if the grant is an annual grant made on the date of the prior annual meeting (but in no event less than six (6) months) and (ii) four (4) years.

22.5.	The chairperson of Cellebrite’s Board may be granted an initial equity-based award in a value of up to $900,000 and annual grants in a value of up to $400,000 each. The equity-based awards shall vest annually over a period of between (i) the earlier of one (1) year and the date of the subsequent annual meeting if the grant is an annual grant made on the date of the prior annual meeting (but in no event less than six (6) months) and (ii) four (4) years.

22.6.	In addition, members of Cellebrite’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

22.7.	It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

23.	Nothing in this Policy shall be deemed to grant any of Cellebrite’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

24.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

25.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Cellebrite may follow such new regulations or law amendments, even if such new regulations conflict with the terms set forth herein.

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This Policy is designed solely for the benefit of Cellebrite and none of the provisions thereof are intended to provide any rights or remedies to any person other than Cellebrite.